HERITAGE
COMMERCE CORP

Annual Meeting of Shareholders
May 23, 2013

Forward Looking Statement Disclaimer

Forward-looking statements are based on management's knowledge and belief as of today and include information concerning the Company's possible or assumed future financial condition, and its results of operations, business and earnings outlook. These forward-looking statements are subject to risks and uncertainties. A number of factors, some of which are beyond the Company's ability to control or predict, could cause future results to differ materially from those contemplated by such forward-looking statements. The forward-looking statements could be affected by many factors, including but not limited to: (1) competition for loans and deposits and failure to attract or retain deposits and loans; (2) local, regional, and national economic conditions and events and the impact they may have on us and our customers, and our assessment of that impact on our estimates including, the allowance for loan losses; (3) risks associated with concentrations in real estate related loans; (4) changes in the level of nonperforming assets and charge-offs and other credit quality measures, and their impact on the adequacy of the Company's allowance for loan losses and the Company's provision for loan losses; (5) the effects of and changes in trade, monetary and fiscal policies and laws, including the interest rate policies of the Federal Open Market Committee of the Federal Reserve Board; (6) stability of funding sources and continued availability of borrowings; (7) our ability to raise capital or incur debt on reasonable terms; (8) Regulatory limits on Heritage Bank of Commerce's ability to pay dividends to the Company; (9) continued volatility in credit and equity markets and its effect on the global economy; (10) the impact of reputational risk on such matters as business generation and retention, funding and liquidity; (11) oversupply of inventory and continued deterioration in values of California commercial real estate; (12) a prolonged slowdown in construction activity; (13) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities, and executive compensation) which we must comply, including but not limited to, the Dodd-Frank Act of 2010; (14) the effects of security breaches and computer viruses that may affect our computer systems; (15) changes in consumer spending, borrowings and saving habits; (16) changes in the competitive environment among financial or bank holding companies and other financial service providers; (17) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; (18) the costs and effects of legal and regulatory developments, including resolution of legal proceedings or regulatory or other governmental inquiries, and the results of regulatory examinations or reviews; (19) the ability to increase market share and control expenses; and (20) our success in managing the risks involved in the foregoing items. For a discussion of factors which could cause results to differ, please see the Company's reports on Forms 10-K and 10-Q as filed with the Securities and Exchange Commission and the Company's press releases. Readers should not place undue reliance on the forward-looking statements, which reflect management's view only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

Heritage Commerce Corp Strategy

- **Build a significant community business bank in the San Francisco Bay Area**

  - Catering to small to medium sized privately held companies, their owners and professionals

  - Delivering our products and services through full-service offices located in key communities in the San Francisco Bay Area

  - Building the franchise through:
    - Organic growth
    - De novo office locations by adding new loan teams
    - Acquisitions

Heritage Snapshot – 10 Branches

HERITAGE COMMERCE CORP



Marin
Walnut Creek
Contra Costa
Danville
San Francisco
Pleasanton
Alameda
Fremont
Mtn. View
San Mateo
Los Altos
San Jose
Los Gatos
Santa Clara
Morgan Hill
Santa Cruz
Gilroy

Financial Highlights 3/31/13

Total Assets	$	1.4	billion
Total Loans	$	802	million
Total Deposits	$	1.2	billion
Total Shareholders' Equity	$	171	million
Tangible Equity	$	169	million
TE/Tangible Assets		12.2%	
Tier 1 RBC Ratio		15.5%	
Total RBC Ratio		16.7%	
Loans/Deposits		68.7%	
Yield on Earning Assets[1]		3.93%	
Cost of Deposits[1]		0.21%	
Cost of Funds[1]		0.23%	
Net Interest Margin(TEY)[1]		3.71%	
Efficiency Ratio[1]		78.03%	
1Q13 Net Income[1]	$	2.2	million

(1) For the quarter ended 3/31/13

Market Share

- **Attractive footprint of 10 branch locations in the San Francisco East Bay Area & Silicon Valley**
- **Ranks third amongst Independent Community Banks headquartered in the San Francisco Bay Area[1]**

Top Regional Banks			
2012 Rank	**Bank**	**Branch Count**	**Deposits in Bay Area[1] ($000)**
1	Mechanics Bank	25	2,384,381
2	Fremont Bank	18	1,962,900
3	**Heritage Bank of Commerce**	**10**	**1,114,770**
4	Bank of Marin	12	1,068,574
5	Westamerica Bank	19	1,040,038
6	Bridge Bank, NA	2	1,003,037
7	First National Bank of Northern California	12	652,353
8	Pacific Coast Bankers' Bank	1	472,545
9	Bank of the Orient	7	397,089
10	Avidbank	1	349,292

Top National Franchises			
2012 Rank	**Bank**	**Branch Count**	**Deposits in Bay Area[1] ($000)**
1	Bank of America, NA	203	141,988,763
2	Wells Fargo Bank, NA	228	72,122,684
3	Citibank, NA	116	23,545,642
4	JPMorgan Chase Bank, NA	179	15,990,728
5	Silicon Valley Bank	4	15,881,602
6	First Republic Bank	30	13,692,518

Totals for Market[1]	
Branch Count	**Deposits in Bay Area[1] ($000)**
1,424	364,229,854

(1) San Francisco Bay Area refers to Alameda, Contra Costa, Marin, San Francisco, San Mateo, and Santa Clara counties. Source: FDIC, Summary of Deposits as of June 30, 2012.

Operating Performance (in $000's)

	For the Periods Ended:			
	1Q 2013	1Q 2012	YTD 12/31/2012	YTD 12/31/2011
Interest Income	$12,867	$13,449	$52,565	$52,031
Interest Expense	714	1,190	4,187	5,875
Net Interest Income	12,153	12,259	48,378	46,156
Provision for Loan Losses	-	100	2,784	4,469
Net Interest Income after Provision for Loan Losses	12,153	12,159	45,594	41,687
Noninterest Income	1,663	1,723	8,865	8,422
Noninterest Expense	10,781	10,856	40,256	39,572
Income Before Income Taxes	**3,035**	**3,026**	**14,203**	**10,537**
Income Tax Expense (Benefit)[1]	855	951	4,294	(834)
Net Income (Before dividends & discount accretion on preferred stock)[2]	$2,180	$2,075	$9,909	$11,371
Efficiency Ratio	78.03%	77.64%	70.32%	72.51%

[1] The income tax benefit of $834,000 for the year ended December 31, 2011, was net of the elimination of partial valuation allowance for deferred tax assets of $3.7 million.

[2] $40 million of TARP redeemed in March 2012

Financial Highlights

	1Q 2013	1Q 2012	% Variance
■ Total Assets	$ 1,383.6 mm	$ 1,305.3 mm	6%
■ Total Loans	$ 801.9 mm	$ 756.9 mm	6%
■ Core Deposits	$ 877.5 mm	$ 820.6 mm	7%
■ Total Deposits	$ 1,166.9 mm	$ 1,080.3 mm	8%
■ Subordinated Debt[1]	$ 9.3 mm	$ 23.7 mm	-61%
■ Total Shareholders' Equity	$ 170.8 mm	$ 159.9 mm	7%

(1) $14 million fixed-rate subordinated debt was redeemed in 3Q12

Strong Deposit Base (in $000's)

March 31, 2013


Demand, noninterest-bearing
Demand, interest-bearing
Savings and money market
Time deposits - under $100
Time deposits - $100 and over
Time deposits - CDARS
Time deposits - brokered

Demand, noninterest-bearing	$ 397,198	34.0%
Demand, interest-bearing	169,681	14.5%
Savings and money market	286,784	24.6%
Time deposits - under $100	23,835	2.0%
Core Deposits	877,498	75.1%
Time deposits - $100 and over	189,779	16.3%
Time deposits - brokered	83,763	7.2%
CDARS - money market and time deposits	15,850	1.4%
Total	$ 1,166,890	100.0%

Diversified Loan Portfolio (in $000's)

HERITAGE COMMERCE CORP

March 31, 2013



Commercial
CRE - Owner Occupied
CRE - Investor/Other
Equity Lines
Land & Construction
Consumer & Other

Commercial	$356,688	44.5%
CRE - Owner Occupied	184,445	23.0%
CRE - Investor/Other	176,895	22.1%
Equity Lines	45,347	5.6%
Land & Construction	24,611	3.1%
Consumer & Other	13,939	1.7%
Total	$801,925	100.0%

Solid Credit Quality Metrics (in $000's)



Selected Ratios for 1Q13	Balance at 1Q13	(in $000's)
1. NPA's/Total Assets = 1.26%	1. Classified Assets[2]	$31,228
2. ALLL/ NPL's[1] = 116.07%	2. NPA's	$17,402
	3. ALLL	$19,342

[1] excluding nonaccrual loans held-for-sale

[2] net of SBA guarantees

Excellent Capital Ratios

Total Risk-Based Capital Ratio (%)



Tier 1 Risk-Based Capital Ratio (%)



Leverage Ratio (%)



Tangible Common Equity/Tangible Assets (%)



[1]Assumes conversion of Series C Preferred Stock of $19.5 million into common stock

Positioned for Growth

- **Small to medium size business customer relationship focus**

- **Competitive loan and cash management products catering to businesses**

- **Highly experienced management team throughout the company**
  - 20+ years experience of Regional Managers in market

- **Solid credit quality at 1Q 2013**
  - 1.26% nonperforming assets to total assets
  - Balanced loan portfolio with real estate well under all regulatory guidelines

- **Excellent capital and liquidity with no TARP at 1Q 2013**
  - 16.7% total risk-based capital ratio
  - 68.72% loan to deposit ratio

- **Profitable operations**
  - 11 consecutive quarters of net income

- **Good locations and markets with solid market share among community banks**
  - 10 branch locations
  - Third in deposit market share amongst independent community banks
  - San Francisco and San Jose combined MSA's are second in household income greater than $200,000
  - Strong name recognition in market

Closing Stock Price



NASDAQ Ticker:	HTBK
Recent Price (5/20/2013)	$ 7.08
Tangible Book Value (3/31/2013)	$ 5.67
Tangible Book Value[1] (3/31/2013)	$ 5.29
EPS (trailing twelve months)	$ 0.31
Price / Tangible Book[2]	125%
Price / Tangible Book[1][2]	134%
P / E[3]	22.8x

[1]Assuming Series C Preferred Stock was converted into common stock
[2]Price is based on 5/20/13 and Tangible Book is based on 3/31/13 actual
[3]Price is based on 5/20/13 and EPS is based on trailing twelve months at 3/31/13

Contact Information



Corporate Headquarters
150 Almaden Boulevard
San Jose, CA 95113

NASDAQ: HTBK

Walter T. Kaczmarek
President and Chief Executive Officer
408.494.4500

Michael E. Benito
Executive Vice President
Business Banking Division
408.792.4085

Dan T. Kawamoto
Executive Vice President
Chief Administrative Officer
408.534.4935

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
408.494.4562

David E. Porter
Executive Vice President
Chief Credit Officer
408.792.4029